JVSPAC Acquisition Corp.

G/F Hang Tak Building

1 Electric Street,

Wan Chai

Hong Kong

January 16, 2024

VIA EDGAR & TELECOPY
Attn: Kibum Park
Division of Corporation Finance

Office of Manufacturing
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	JVSPAC Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-275176) (the “Registration Statement”)

Dear Mr. Park:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on January 18, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

JVSPAC ACQUISITION CORP.

By:	/s/ Albert Wong
Name: Albert Wong
Title: Chief Executive Officer